SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E‑3
(Amendment No. 4 )

RULE 13E‑3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

WATFORD HOLDINGS LTD.
(Name of the Issuer)

Watford Holdings Ltd.
Arch Capital Group Ltd.
Arch Reinsurance Ltd.
Gulf Reinsurance Limited
Greysbridge Holdings Ltd.
Greysbridge Ltd.
Nicolas Papadopoulo
Maamoun Rajeh
Kelso Investment Associates X, L.P.
KEP X, LLC
KSN Fund X, L.P.
Warburg Pincus (Callisto) Global Growth (Cayman), L.P.
Warburg Pincus (Europa) Global Growth (Cayman), L.P.
Warburg Pincus Global Growth-B (Cayman), L.P.
Warburg Pincus Global Growth-E (Cayman), L.P.
Warburg Pincus Global Growth Partners (Cayman), L.P.
WP Global Growth Partners (Cayman), L.P.
Warburg Pincus Financial Sector (Cayman), L.P.
Warburg Pincus Financial Sector-D (Cayman), L.P.
Warburg Pincus Financial Sector Partners (Cayman), L.P.
WP Windstar Investments Ltd
(Names of Person(s) Filing Statement)

Common Shares, $0.01 Par Value Per Share
(Title of Class of Securities)

G94787 101
(CUSIP Number of Class of Securities)

Watford Holdings Ltd. Waterloo House, 1st Floor 100 Pitts Bay Road, Pembroke HM 08 Bermuda Attention: Robert L. Hawley Telephone: +1 441 278-3455	Arch Capital Group Ltd. Waterloo House, Ground Floor 100 Pitts Bay Road, Pembroke HM 08 Bermuda Attention: Louis Petrillo Telephone: +1 441 278-9250

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to:
Gary D. Boss, Esq. John A. Healy, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Telephone: (212) 878‑8000	Kimberly Petillo-Décossard, Esq. Cahill Gordon & Reindel LLP 32 Old Slip New York, New York 10005 Telephone: (212) 701‑3000

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e‑3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee**
$612,311,140.00	$66,803.15

*
For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of:  (1) 17,386,979 common shares issued and outstanding that are subject to the transaction (which is the difference between the 19,886,979 common shares that are issued and outstanding and the 2,500,000 common shares that are beneficially owned by Arch Capital Group Ltd. and/or its subsidiaries) multiplied by $35.00 per share; (2) 23,370 common shares issuable upon the vesting or settlement of outstanding restricted share units (“RSUs”) subject to performance metrics (assuming the achievement of the applicable performance metrics at the target level of performance) multiplied by $35.00 per share; and (3) 84,255 common shares issuable upon the vesting or settlement of outstanding RSUs not subject to performance metrics multiplied by $35.00 per share.

**	The filing fee was calculated in accordance with Rule 0‑11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001091.

☒	Check box if any part of the fee is offset as provided by Rule 0‑11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $66,803.15	Filing Party: Watford Holdings Ltd.
Form or Registration No.: Schedule 14A	Date Filed: January 4, 2021

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E‑3.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 4 (this “Amendment”) amends and supplements th e Amendment No. 3 to the Rule 13E‑3 Transaction Statement on Schedule 13E‑3, together with the exhibits hereto ( the “Transaction Statement”) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on February 22, 2021 by:  (i) Watford Holdings Ltd., a Bermuda exempted company (the “Company”), (ii) Arch Capital Group Ltd. (“Arch”),  Arch Reinsurance Ltd. (“ARL”), Gulf Reinsurance Limited., Greysbridge Holdings Ltd. (“Holdco”),  Greysbridge Ltd., Nicolas Papadopoulo and Maamoun Rajeh (collectively, the “Arch Filing Persons”), (iii) Kelso Investment Associates X, L.P., KEP X, LLC, and KSN Fund X, L.P. (collectively, the “Kelso Filing Persons”), and (iv) Warburg Pincus (Callisto) Global Growth (Cayman), L.P., Warburg Pincus (Europa) Global Growth (Cayman), L.P., Warburg Pincus Global Growth-B (Cayman), L.P., Warburg Pincus Global Growth-E (Cayman), L.P., Warburg Pincus Global Growth Partners (Cayman), L.P., WP Global Growth Partners (Cayman), L.P., Warburg Pincus Financial Sector (Cayman), L.P., Warburg Pincus Financial Sector-D (Cayman), L.P., Warburg Pincus Financial Sector Partners (Cayman), L.P. (collectively, the “Warburg Pincus Entities”) and WP Windstar Investments Ltd (together with the Warburg Pincus Entities, the “Warburg Pincus Filing Persons”). The Arch Filing Persons, Kelso Filing Persons and Warburg Pincus Filing Persons, collectively, are referred to herein as the “Purchaser Filing Persons”.  The Company and the Purchaser Filing Persons, collectively, are referred to herein as the “Filing Persons”.

The Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 9, 2020 (as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated November 2, 2020, and as it may be further amended from time to time, the “Merger Agreement”), and the related Statutory Merger Agreement (the “Statutory Merger Agreement”) by and among Arch, Merger Sub and the Company. Arch has assigned its rights under the Merger Agreement to Holdco, however, as provided in the Merger Agreement, Arch remains contractually responsible for the performance of its obligations under the Merger Agreement.  Holdco has obtained equity commitments as follows: (i) the Kelso Filing Persons have committed to make an aggregate cash contribution of up to the amount of $201,936,000, and to contribute to Holdco the 230,400 common shares of Watford owned by affiliates of Kelso, (ii) the Warburg Pincus Entities have committed to make an aggregate cash contribution of up to the amount of $201,936,000, and to contribute to Holdco the 230,400 common shares of Watford owned by WP Windstar, and (iii) ARL has committed to make a cash contribution of up to the amount of $208,628,000, and to contribute to Holdco the 2,039,200 common shares of Watford owned by ARL (the foregoing, collectively, being referred to herein as the “Equity Financing”). Upon consummation of the Equity Financing, ARL will own 40% of Holdco, the Kelso Filing Persons will own 30% of Holdco, and the Warburg Pincus Filing Persons will own 30% of Holdco. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Transaction Statement.

Pursuant to the Merger Agreement and the Statutory Merger Agreement, if the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company with the Company being the surviving company in the merger (the “merger”).  Upon completion of the merger, (i) each of the common shares of the Company, par value $0.01 per share (“common share”), that is issued and outstanding at the effective time of the merger (other than (x) shares to be canceled pursuant to the Merger Agreement and (y) restricted share units (“RSUs”) to be canceled and exchanged pursuant to the Merger Agreement) will be canceled and converted into the right to receive $35.00, in cash, without interest and less any required withholding taxes (the “Merger Consideration”) and (ii) each of the 8½% Cumulative Redeemable Preference Share of the Company, $0.01 par value per preference share (the “preference shares”), then outstanding will continue as a preference share of the surviving company and will be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as currently apply to the preference shares.  Upon completion of the merger, the current holders of Watford common shares (other than ARL) will cease to have any ownership interest in the common shares of the Company and all of the surviving company’s common shares will be owned by Holdco.

All information concerning the Company contained in, or incorporated by reference into, this Amendment was supplied by the Company.  No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The Item below is amended and supplemented as described below.

Item 13. Financial Statements

Item 13 is hereby supplemented and amended by incorporating by reference the audited financial statements included in Item 8 of the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020 filed with the SEC on February 26, 2021.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 29 , 2021

WATFORD HOLDINGS LTD.

By:	/s/ Jonathan D. Levy
	Name:	Jonathan D. Levy
	Title:	Chief Executive Officer

ARCH CAPITAL GROUP LTD.

By:	/s/ Maamoun Rajeh
	Name:	Maamoun Rajeh
	Title:	Authorized Signatory

ARCH REINSURANCE LTD.

By:	/s/ Maamoun Rajeh
	Name:	Maamoun Rajeh
	Title:	Authorized Signatory

GULF REINSURANCE LIMITED

By:	/s/ Roderick Romeo
	Name:	Roderick Romeo
	Title:	Authorized Signatory

GREYSBRIDGE HOLDINGS LTD.

By:	/s/ Pierre Jal
	Name:	Pierre Jal
	Title:	Authorized Signatory

GREYSBRIDGE LTD.

By:	/s/ Pierre Jal
	Name:	Pierre Jal
	Title:	Authorized Signatory

Nicolas Papadopoulo

By:	/s/ Nicolas Papadopoulo

Maamoun Rajeh

By:	/s/Maamoun Rajeh

WARBURG PINCUS (CALLISTO) GLOBAL GROWTH (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS (EUROPA) GLOBAL GROWTH (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH-B (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH-E (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH PARTNERS (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WP GLOBAL GROWTH PARTNERS (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS FINANCIAL SECTOR (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Financial Sector GP, L.P., its general partner

By: Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS FINANCIAL SECTOR-D (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Financial Sector GP, L.P., its general partner

By: Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS FINANCIAL SECTOR PARTNERS (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Financial Sector GP, L.P., its general partner

By: Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WP WINDSTAR INVESTMENTS LTD

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Director

KELSO INVESTMENT ASSOCIATES X. L.P.

By: Kelso GP X, L.P., its general partner
By: Kelso GP X, LLC, its general partner

By:	/s/ William Woo
	Name:	William Woo
	Title:	Managing Member

KEP X, LLC

By:	/s/ William Woo
	Name:	William Woo
	Title:	Managing Member

KSN FUND X, L.P.

By: Kelso GP X, L.P., its general partner
By: Kelso GP X, LLC, its general partner

By:	/s/ William Woo
	Name:	William Woo
	Title:	Managing Member